UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHING T ON ,   D . C . 20549



     D IVI S IO N OF
CO RP ORAT IO N F INANCE




                                                                   November 21,
2018

Jayesh Patel
Chief Executive Officer
NDN BV, Inc.
19901 Southwest Freeway, #205
Sugar Land, Texas 77479

           Re: NDN BV, Inc.
               Offering Statement on Form 1-A
               Filed November 1, 2018
               Fie No. 024-10917

Dear Mr. Patel:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 1, 2018

Management's Discussion and Analysis or Plan of Operation
Operations, page 19

1. We note the statement that you have made connections with numerous distributors who will be engaged to distribute in certain states in the fourth quarter of 2018. Please revise to disclose the basis for your belief that distribution will occur in the fourth quarter of 2018.
          For example, do you have agreements for the necessary manufacturing and distribution during that time period? Please advise us why you have not filed manufacturing or distributorship agreements as material contracts.
Report of Independent Registered Public Accounting Firm, page 33

2. Please revise to include a report of the independent registered public accounting firm which complies with PCAOB Auditing Standard 3101.
 Jayesh Patel
FirstName Inc.
NDN BV, LastNameJayesh Patel
Comapany 21, 2018 BV, Inc.
November NameNDN
Page 2
November 21, 2018 Page 2
FirstName LastName
Parts II and III
NDN BV, INC. Financial Statements
Balance Sheet, page 34

3. Please explain why you have presented the loan from your President outside of current liabilities when the disclosure in Note 8 indicates the maturity date for this obligation is
         July 1, 2019, which is less than one year from the balance sheet date. Refer to the definition of long-term obligations outlined in ASC 470-10-20.
Exhibits
Legal Opinion, page 41

4. Please include the legal opinion in the list of exhibits. We note the statements that counsel is admitted to practice in New York and that counsel assumes that the laws of Wyoming are similar to the laws of New York. Please have counsel remove the assumption as it is inappropriate for the opinion to be qualified as to jurisdiction and include overly broad assumptions. We refer you to Staff Legal Bulletin No. 19, Legality and Tax Opinions in
         Registered Offerings (October 14, 2011) available at https://www.sec.gov/interps/legal/cfslb19.htm.
Signatures, page 41

5. Please have the Form 1-A signed by the company's principal financial officer and principal accounting officer. See Instructions to Signatures of Form
1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Jayesh Patel
NDN BV, Inc.
November 21, 2018
Page 3

       You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,

FirstName LastNameJayesh Patel                          Division of Corporation
Finance
                                                        Office of Beverages,
Apparel and
Comapany NameNDN BV, Inc.
                                                        Mining
November 21, 2018 Page 3
cc:       Frank J. Hariton
FirstName LastName